THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions, unaudited)

Year Ended December 31,	2005	2004	2003	2002	2001
Earnings from continuing operations before taxes on earnings and extraordinary gain	$1,185	$645	$717	$249	$128

Fixed charges
Interest expense:
Brokerage client cash balances	378	113	76	164	678
Deposits from banking clients	223	105	96	94	128
Long-term debt	34	32	35	46	55
Short-term borrowings	32	18	13	20	27
Other	20	9	20	7	22

Total	687	277	240	331	910
Interest portion of rental expense	73	82	87	82	88

Total fixed charges (A)	760	359	327	413	998

Earnings from continuing operations before taxes on earnings, extraordinary gain and fixed charges (B)	$1,945	$1,004	$1,044	$662	$1,126

Ratio of earnings to fixed charges (B) ÷ (A)(1)	2.6	2.8	3.2	1.6	1.1
Ratio of earnings to fixed charges excluding brokerage and banking client interest expense(2)	8.5	5.6	5.6	2.6	1.7

(1)	The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings from continuing operations before taxes on earnings, extraordinary gain and fixed charges. “Fixed charges” consist of interest expense as listed above, including one-third of rental expense, which is estimated to be representative of the interest factor.

(2)	Because interest expense incurred in connection with both payables to brokerage clients and deposits from banking clients is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding brokerage and banking client interest expense reflects the elimination of such interest expense as a fixed charge.